REE Automotive Announces Second Quarter 2023 Financial Results TEL AVIV, ISRAEL (Aug. 29, 2023) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced its financial results for the second quarter ended June 30, 2023, through a shareholder letter posted on the company’s investor relations website at https://ree.auto/lp/shareholders-letter-2q23/ The company will also hold a conference call today, August 29, 2023 at 8:30 a.m. ET. The live webcast of the conference call can be accessed on the Investors section of the Company’s website. Click here for webcast URL. For the telephone conference online registration click here. Q2 23 Highlights: ● REE confirms Federal Motor Vehicle Safety Standards (FMVSS) certification-feasibility for its x-by-wire systems; intends to fully certify its Powered by REE P7 electric truck lineup including FMVSS, CARB and EPA certification and reaffirms its plan to start customer deliveries by the end of 2023. ● New collaborations between REE and market leading work-truck body manufacturers, such as Knapheide and Morgan Truck Body, provide a complete vehicle Powered by REE to customers with new design applications, including boxes, service bodies, and platform bodies, all planned to be available in 2024. ● REE is targeting $1 billion in cumulative sales in 2024-2026 based on execution of P7 production roadmap. The plan is expected to reach production of up to 300 vehicles in 2024, targets ramping up to low-thousands of vehicles in 2025 and to mid-thousands of vehicles in 2026 without the need for heavy CAPEX investment through the use of a US contract manufacturer for complete vehicle and platform assembly. ● REE ended fiscal 2Q 2023 as planned with liquidity of $105 million with no debt. As part of REE’s efforts to secure 2024 capital needs in advance, after the end of the quarter, REE established a $35 million ATM program and secured a bank facility of $15 million. REE’s 2025 capital needs are estimated at an additional $50 million in order to ramp up production.

Media Contact Malory Van Guilder Skyya PR for REE Automotive +1 651-335-0585 ree@skyya.com Investor Contact Kamal Hamid VP Investor Relations | REE Automotive +1 303-670-7756 investors@ree.auto About REE Automotive REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. With proprietary by-wire technology for drive, steer and brake control that eliminate the need for mechanic connections, all four identical REEcornersTM enable REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto. Caution About Forward-Looking Statements This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward- looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition. These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e- mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.